SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated September 30, 2004

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011–94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ (for past years through calendar year 1996)	Form 40-F ☑ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NEWS RELEASE
SIGNATURES

Item	Page
Press Release of the Company dated September 29, 2004 announcing that the FDA has Granted Fast Track Status for BLP25 Liposome Vaccine for its proposed use in the Treatment of Non-small Cell Lung Cancer.	3

Signature	6

NEWS RELEASE
FOR IMMEDIATE RELEASE

FDA GRANTS FAST TRACK STATUS FOR BLP25 LIPOSOME VACCINE

EDMONTON, ALBERTA, CANADA — September 29, 2004 — Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) and Merck KGaA of Darmstadt, Germany today announced that the U.S. Food & Drug Administration (FDA) has granted Fast Track status to the investigation of BLP25 Liposome Vaccine (L-BLP25) for its proposed use in the treatment of non-small cell lung cancer (NSCLC).

The FDA’s Fast Track programs are designed to facilitate the development and expedite review of drugs that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs. With Fast Track designation, there may be more frequent interactions with the FDA during the development of a product and eventually a company may be eligible to file a U.S. biologics license application (BLA) on a rolling basis as data becomes available. This permits the FDA to review a filing as it is received, rather than waiting for the entire document prior to commencing the review process. Due to the nature of these types of products, BLAs filed with Fast Track status are generally eligible for priority review, which could decrease the typical review period.

Biomira submitted a Fast Track application to the FDA, which included encouraging results from a controlled, randomized Phase IIb study in Stage IIIB and IV NSCLC patients. Results from the Phase IIb study will be presented at the European Society of Medical Oncology meeting (ESMO) to be held in Vienna, Austria, on November 1.

A recent letter received from the FDA stated, “We have reviewed your request and concluded that it meets the criteria for the Fast Track designation. Therefore, we are designating as a Fast Track Drug Product development program the investigation of Liposomal Vaccine in the extension of survival among patients with unresectable stage 3a and locoregional stage 3b non-small cell lung cancer following first line chemotherapy. We look forward to working with you to expedite the development and review of this promising proposed use of the product.”

“Fast Track designation for L-BLP25 for the treatment of these patients is an important step in the development of this product candidate and may help us bring this potentially promising drug to patients more quickly,” said Alex McPherson, MD, PhD, President and CEO of Biomira. “This is a significant milestone for the Company, highlighting the

-more-

importance of product candidates such as L-BLP25 to one day address a sizeable unmet need in this patient population. We believe our vaccine will be able to provide a new treatment option for men and women with NSCLC that has the potential to both extend and improve the quality of their lives.”

L-BLP25 is a synthetic MUC1 peptide vaccine, designed to induce an immune response to cancer cells. L-BLP25 incorporates a 25-amino acid sequence of the MUC1 cancer mucin, encapsulated in a liposomal delivery system. The liposome enhances recognition of the cancer antigen by the immune system and facilitates better delivery.

Biomira and Merck KGaA continue to explore opportunities for early registration for this product candidate with other regulatory agencies. Plans are also underway for a confirmatory Phase III study.

About Lung Cancer
Lung cancer is the leading cause of cancer-related mortality for both sexes in North America. In 2004, approximately 174,000 new cases of lung cancer will be diagnosed in the U.S. — 54 per cent of them in men and 46 per cent in women. Approximately 160,000 people will die of this disease in the U.S. alone in 2004. In Canada, the mortality percentages are slightly higher for men — 57 per cent of deaths from lung cancer will occur in men and 43 per cent will be in women. NSCLC accounts for approximately 75 to 80 per cent of all primary lung cancers. At the time of diagnosis, only 25 per cent of patients are potentially curable by surgery.

The Companies
Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

Merck is a global pharmaceutical and chemical company with sales of EUR 7.2 billion in 2003, a history that began in 1668, and a future shaped by 28,300 employees in 56 countries. Its success is characterized by innovations from entrepreneurial employees. Merck’s operating activities come under the umbrella of Merck KGaA, in which the Merck family holds a 74 per cent interest and free shareholders own the remaining 26 per cent. The former U.S. subsidiary, Merck & Co., has been completely independent of the Merck Group since 1917. Merck KGaA has built a strategic oncology portfolio by developing and in-licensing product candidates in four areas — monoclonal antibodies, therapeutic vaccines, immunocytokines and angiogenesis inhibitors.

EMD Pharmaceuticals Inc., the U.S. affiliate of Merck KGaA, is a fully integrated pharmaceutical company with an initial emphasis on launching new products in oncology. Located in Durham, N.C., EMD focuses on meeting patient and physician needs with pioneering pharmaceutical products and services.

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Biomira Company Contacts:
Bill Wickson	Jane Tulloch
Manager, Public Relations	Director, Investor Relations
780 490-2818	780 490-2812

U.S. Media Contact:
Daniel Budwick, BMC Communications
212 477-9007 X14

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing or attainment of regulatory or product approvals and whether or not the timing may be expedited, the timing of clinical trials approvals, the timing of clinical trials, the efficacy of products or the availability of capital. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)
Date: September 30, 2004	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President Finance and Chief Financial Officer